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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MICROFINANCIAL INCORPORATED
(Names of Subject Company (Issuer))

MF MERGER SUB CORP.
(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

MF PARENT LP
(Name of Filing Persons (Parent of Offeror))

MF INVESTOR GP LLC
FORTRESS CREDIT ADVISORS LLC
(Names of Filing Persons (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

595072109
(CUSIP Number of Class of Securities)

MF Merger Sub Corp.
c/o Fortress Investment Group
1345 Avenue of the Americas
46th Floor
New York, New York 10105
Attention: Constantine M. Dakolias
Telephone: (212) 798-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David E. Zeltner
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Telephone: (212) 530-5000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**

$151,880,649.76	$17,649

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 14,433,154 shares of common stock, par value $0.01 per share (the "Shares"), of MicroFinancial Corporation ("MicroFinancial") outstanding multiplied by the offer price of $10.20 per share, (ii) 130,239 Shares subject to outstanding restricted stock units, which reflects the maximum number of restricted stock units that may be outstanding at the time the offer is completed, multiplied by the offer price of $10.20 per share, (iii) 433,028 Shares issuable pursuant to outstanding options multiplied by the offer price of $10.20 per share less the weighted average exercise price for such options of $3.723 per share and (iv) 51,894 Shares (including Shares issuable pursuant to restricted stock units) to be issued to directors and certain members of management of MicroFinancial following December 13, 2014, multiplied by the offer price of $10.20 per share. The calculation of the filing fee is based on information provided by MicroFinancial as of December 12, 2014 (with respect to the number of Shares of common stock, restricted stock units and options) and September 30, 2014 (with respect to the exercise price of such options).

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by MF Merger Sub Corp., a Massachusetts corporation (the "Offeror") and a direct wholly owned subsidiary of MF Parent LP, a Delaware limited partnership ("Parent"). Parent is managed by its general partner, MF Investor GP LLC, a Delaware limited liability company ("MF GP"). MF GP is owned, directly or indirectly, by investment funds (the "Investment Funds") managed within the Credit Funds business of Fortress Investment Group LLC (listed on the NYSE under the symbol "FIG"), a leading global investment management firm ("FIG"). Fortress Credit Advisors LLC, an affiliate of FIG ("Fortress Credit Advisors"), serves as an investment manager for each of the Investment Funds. As described in the Offer to Purchase, certain of the Investment Funds have committed to provide funding for the consideration to be paid in the Offer and the Merger (each as defined herein) and to pay certain fees and expenses in connection therewith. Parent, the Offeror and Fortress Credit Advisors, each as co-bidders hereunder, are offering to purchase for cash for all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of MicroFinancial Incorporated (the "Company") at a price of $10.20 per share, net to the seller in cash without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated December 19, 2014 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal") which, together with any amendments or supplements, collectively constitute the "Offer."

        All the information set forth in the Offer to Purchase, including the information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase and Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002(a)-(c)

        (a)   Name and Address.    The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

MicroFinancial Incorporated
16 New England Executive Park, Suite 200
Burlington, MA 01803
(781) 994-4800

        (b)   Securities.    This Schedule TO relates to the Offer by the Offeror to purchase all issued and outstanding Shares. As of December 12, 2014, based on information provided by the Company, there were 14,433,154 Shares issued and outstanding. The information set forth in the Offer to Purchase under the caption "Introduction" is incorporated herein by reference.

        (c)   Trading Market and Price.    The information set forth under the caption "The Tender Offer—Section 6 (Price Range of Shares; Dividends)" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A Item 1003(a)-(c)

        (a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.    The information set forth in the Offer to Purchase under the following captions, together with Schedule I attached thereto, is incorporated herein by reference:

  Summary Term Sheet

        The Tender Offer—Section 8 (Certain Information Concerning Fortress Credit Advisors, Parent and the Offeror)

ITEM 4.    TERMS OF THE TRANSACTION.

Regulation M-A Item 1004(a)

        (a)   Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005(a) and (b)

        (a)   Transactions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  Summary Term Sheet

        The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

        (b)   Significant Corporate Events.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  Summary Term Sheet

        The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

        The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

        The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006(a) and (c)(1)-(c)(7)

        (a)   Purposes.    The information set forth in the Offer to Purchase under the caption "The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)" is incorporated herein by reference.

        (c)   (1)-(7) Plans.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  Summary Term Sheet

        The Tender Offer—Section 9 (Source and Amount of Funds)

        The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

        The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

        The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

        The Tender Offer—Section 13 (Certain Effects of the Offer)

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007(a), (b) and (d)

        (a)   Source of Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: Summary Term Sheet

        The Tender Offer—Section 9 (Source and Amount of Funds)

        The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

        The Tender Offer—Section 16 (Fees and Expenses)

        The Agreement and Plan of Merger, dated as of December 13, 2014, by and among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

        (b)   Conditions.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  Summary Term Sheet

        The Tender Offer—Section 9 (Source and Amount of Funds)

        The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

        The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

        The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

        The Tender Offer—Section 14 (Certain Conditions of the Offer)

        The Agreement and Plan of Merger, dated as of December 13, 2014, by and among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

        (d)   Borrowed Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  Summary Term Sheet

        The Tender Offer—Section 9 (Source and Amount of Funds)

        The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

        The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

        The Tender Offer—Section 14 (Certain Conditions of the Offer)

        The Agreement and Plan of Merger, dated as of December 13, 2014, by and among Parent, the Offeror and the Company is incorporated herein by reference to Exhibit (d)(1) filed herewith.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

        (a)   Securities Ownership.    The information set forth in the Offer to Purchase under the following captions, together with Schedule I attached thereto, is incorporated herein by reference:

        The Tender Offer—Section 8 (Certain Information Concerning Fortress Credit Advisors, Parent and the Offeror)

        The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

        (b)   Securities Transactions.    None.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009(a)

        (a)   Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  Summary Term Sheet

        The Tender Offer—Section 3 (Procedures for Accepting the Offer and Tendering Shares)

        The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

        The Tender Offer—Section 16 (Fees and Expenses)

ITEM 10.    FINANCIAL STATEMENTS.

Regulation M-A Item 1010(a) and (b)

        (a)   Financial Information.    The financial condition of Parent and the Offeror is not material to the Offer.

        (b)   Pro Forma Financial Information.    The pro forma financial statements of the Company are not material to the Offer.

ITEM 11.    ADDITIONAL INFORMATION.

Regulation M-A Item 1011 (a) and (c)

        (a)   Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  Summary Term Sheet

        The Tender Offer—Section 8 (Certain Information Concerning Fortress Credit Advisors, Parent and the Offeror)

        The Tender Offer—Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company)

        The Tender Offer—Section 11 (The Merger Agreement and Other Agreements)

        The Tender Offer—Section 12 (Purpose of the Offer; Plans for the Company)

        The Tender Offer—Section 13 (Certain Effects of the Offer)

        The Tender Offer—Section 15 (Certain Legal Matters; Regulatory Approvals)

        (c)   Other Material Information.    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS

Regulation M-A Item 1016(a), (b), (d), (g) and (h)

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 19, 2014.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Press Release issued by the Company on December 15, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).
(a)(1)(G)	Summary Advertisement to be published in the New York Times and dated December 19, 2014.
(b)(1)	Bridge Loan Agreement, dated as of December 13, 2014, by and between Santander Bank, N.A., as Lender, and MF Merger Sub Corp., as Borrower.
(b)(2)
Credit Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., as Agent, the Lenders party thereto, MF2 Holdings LLC and TimePayment Corp. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).
(b)(3)
Third Amended and Restated Credit Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., as Agent, the Lenders party thereto, MF2 Holdings LLC and TimePayment Corp. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).
(b)(4)
Escrow Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., MF2 Holdings LLC, TimePayment Corp. and BNY Mellon, N.A. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).
(d)(1)
Agreement and Plan of Merger, dated as of December 13, 2014, by and among MF Merger Sub Corp., MF Parent LP and MicroFinancial Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).
(d)(2)
Commitment Letter, dated as of December 13, 2014, delivered by Fortress Credit Opportunities Fund III (A) LP, Fortress Credit Opportunities Fund III (B) LP, Fortress Credit Opportunities Fund III (C) L.P., Fortress Credit Opportunities Fund III (D) L.P. and Fortress Credit Opportunities Fund III (E) LP to MF Parent LP.
(d)(3)
Tender and Support Agreement, dated as of December 13, 2014, by and among MF Parent LP, MF Merger Sub Corp., Torrence C. Harder, Torrence C. Harder Revocable Trust of 2006, Ashley J. Harder 2000 Irrevocable Trust, Lauren E. Harder 2001 Irrevocable Trust, Entrepreneurial Ventures, Inc., Harder Family 2011 LLC, Brian E. Boyle, Peter R. Bleyleben, Peter R Bleyleben Revocable Trust, Fritz von Mering and Alan Zakon.
(d)(4)	Contribution, Non-Tender and Support Agreement, dated as of December 13, 2014, by and among MF Parent LP, Richard F. Latour, James R. Jackson, Jr. and Steven J. LaCreta.

Exhibit No.	Description
(d)(5)	Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and Richard F. Latour, dated December 13, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).
(d)(6)
Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and James R. Jackson, Jr., dated December 13, 2014 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).
(d)(7)
Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and Steven J. LaCreta, dated December 13, 2014 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).
(d)(8)	Letter Agreement between MicroFinancial Incorporated and Fortress Investment Group LLC, dated July 25, 2014.
(g)	None.
(h)	None.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2014

MF Merger Sub Corp.
By:	/s/ David E. King
	Name:	David E. King
	Title:	Director
MF Parent LP
By:	MF Investor GP LLC
By:	/s/ David E. King
	Name:	David E. King
	Title:	Director
MF Investor GP LLC
By:	/s/ David E. King
	Name:	David E. King
	Title:	Director
Fortress Credit Advisors LLC
By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 19, 2014.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Press Release issued by the Company on December 15, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).
(a)(1)(G)	Summary Advertisement to be published in the New York Times and dated December 19, 2014.
(b)(1)	Bridge Loan Agreement, dated as of December 13, 2014, by and between Santander Bank, N.A., as Lender, and MF Merger Sub Corp., as Borrower.
(b)(2)
Credit Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., as Agent, the Lenders party thereto, MF2 Holdings LLC and TimePayment Corp. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).
(b)(3)
Third Amended and Restated Credit Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., as Agent, the Lenders party thereto, MF2 Holdings LLC and TimePayment Corp. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).
(b)(4)
Escrow Agreement, dated as of December 13, 2014, by and among Santander Bank, N.A., MF2 Holdings LLC, TimePayment Corp. and BNY Mellon, N.A. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K/A filed by MicroFinancial Incorporated on December 18, 2014).
(d)(1)
Agreement and Plan of Merger, dated as of December 13, 2014, by and among the MF Merger Sub Corp., MF Parent LP and MicroFinancial Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).
(d)(2)
Commitment Letter, dated as of December 13, 2014, delivered by Fortress Credit Opportunities Fund III (A) LP, Fortress Credit Opportunities Fund III (B) LP, Fortress Credit Opportunities Fund III (C) L.P., Fortress Credit Opportunities Fund III (D) L.P. and Fortress Credit Opportunities Fund III (E) LP to MF Parent LP.
(d)(3)
Tender and Support Agreement, dated as of December 13, 2014, by and among MF Parent LP, MF Merger Sub Corp., Torrence C. Harder, Torrence C. Harder Revocable Trust of 2006, Ashley J. Harder 2000 Irrevocable Trust, Lauren E. Harder 2001 Irrevocable Trust, Entrepreneurial Ventures, Inc., Harder Family 2011 LLC, Brian E. Boyle, Peter R. Bleyleben, Peter R Bleyleben Revocable Trust, Fritz von Mering and Alan Zakon.
(d)(4)	Contribution, Non-Tender and Support Agreement, dated as of December 13, 2014, by and among MF Parent LP, Richard F. Latour, James R. Jackson, Jr. and Steven J. LaCreta.

Exhibit No.	Description
(d)(5)	Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and Richard F. Latour, dated December 13, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).
(d)(6)
Amended and Restated Employment Agreement by and between MicroFinancial Incorporated and James R. Jackson, Jr., dated December 13, 2014 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).
(d)(7)
Amended and Restated Employment Agreementby and between MicroFinancial Incorporated and Steven J. LaCreta, dated December 13, 2014 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by MicroFinancial Incorporated on December 16, 2014).
(d)(8)	Letter Agreement between MicroFinancial Incorporated and Fortress Investment Group LLC, dated July 25, 2014.
(g)	None.
(h)	None.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURES
EXHIBIT INDEX